SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On November 19, 2003, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: November 24 , 2003

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

Elbit Vision Systems Ltd. announces the Company’s securities will be delisted from the Nasdaq SmallCap Market at the opening of business on November 19, 2003.Company to request the Nasdaq Listing Council to review the decision

Tel-Aviv, Israel, November 19, 2003 – Elbit Vision Systems Ltd. (EVSNF.PK) announced today that the company received a NASDAQ Staff Determination on November 17, 2003 indicating that the company fails to comply with the minimum stockholders’ equity requirement, for continued listing set forth in Marketplace Rule 4320(a)(2) and that its securities, therefore, will be delisted from the Nasdaq SmallCap Market at the opening of business on November 19, 2003. The Company shall be applying for immediate registration of its shares on the OTC Bulletin Board. The Company intends to appeal the decision of the Panel to the Nasdaq Listing Council.

Zami Aberman, EVS’s CEO said: “The company believes that the Panel’s decision was based on mistakes of fact, and we have therefore applied for a review by the Listing Council.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company’s systems, marketed under the brand I-TEXTM and PRINTEXTM, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:

Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.